Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 25, 2019

Division of Corporation Finance Office of Real Estate and Commodities U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Health Sciences Acquisitions Corporation Draft Registration Statement on Form S-1 Submitted January 23, 2019 CIK No. 0001764013

Dear SEC Officers:

On behalf of our client, Health Sciences Acquisitions Corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated February 8, 2019 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

17379410.2
232489-10001

February 25, 2019 Page 2

Prospectus Summary, page 1

1.	We note that certain disclosure in your “Summary” section, such as the “Industry Opportunity” section, includes specific market and industry data about, for example, the expected CAGR of the biotech market, the expected market capitalization for gene therapy companies and the cost to sequence a human genome. Please include third party support for these statements and make corresponding revisions to your “Business” section.

Response: The disclosure on pages 5, 6, 70 and 71 of the Amended S-1 has been revised to reference the third party support for applicable statements. We are providing the Staff on a supplemental basis with the documentation providing the support.

2.	With a view toward balancing the discussion of your competitive advantages, please expand your disclosure under the “Risks” section on page 28 with a brief discussion of your competitive weaknesses, such as management’s lack of experience with blank check companies.

Response: The disclosure on page 28 of the Amended S-1 has been revised in accordance with the Staff’s comment.

The Offering: Liquidation if no business combination, page 24

3.	We note on page 27 you state that if you are unable to complete your initial business combination, “the initial per-share redemption price will be approximately $10.00.” We also note that elsewhere in your prospectus, for example on pages 8 and 34, you state that you may not be able to distribute such amount as a result of claims of creditors, which may take priority over the claims of the public stockholders. Please revise to clarify that you cannot guarantee that shareholders will receive $10.00 per share or advise.

Response: The disclosure on page 27 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Exhibit Index, page II-9

4.	We note that you have appointed Dr. Nagendran and Mr. Southwell as independent directors upon the closing of your offering. Please file their written consents as required by Securities Act Rule 438.

Response: The Exhibit Index on pages II-9 and II-10 of the Amended S-1 has been revised to include consents for each of the directors that has not yet been appointed. We will submit such consents as exhibits to the Amended S-1 once they become available.

17379410.2
232489-10001

February 25, 2019 Page 3

General

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner